

September 28, 2012

Via E-mail
Mr. Wilson Ferreira, Junior
Chief Executive Officer
CPFL Energia, S.A.
Rua Gomes de Carvalho, 1510, 14th floor, Suite 142
CEP 04547-005 Vila Olìmpia - São Paulo
São Paulo, Federative Republic of Brazil

> **Re:** **CPFL Energia, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-32297**

Dear Mr. Ferreira:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 53

Results of Operations, page 61

1. Please revise your sales by segment disclosure to provide discussion and analysis for each of your reportable segments, including your renewable generation segment.

Capital Expenditures, page 69

2. Please disclose how much of the R$2,898 million expected to be invested in your generation segment relates to your conventional generation segment and how much relates to your renewable generation segment.

Consolidated Financial Statements, page F-1

Note (14) Intangible Assets, page F-31

3. Please revise future filings and disclose the line item(s) in the statements of income in which amortization of intangible assets is included. Refer to paragraph 118(d) of IAS 38.

Note 14.4 Business Combination (CPFL Renováveis)

4. We note your disclosure that through a series of transactions you transferred your interests in certain small hydroelectric power plants, wind farms and biomass operations previously held by your CPFL Geracão and CPFL Brasil subsidiaries into a newly formed indirect subsidiary, SMITA, which was subsequently merged with ERSA Energias Renováveis (ERSA). You state that CPFL Geracão and CPFL Brasil became the majority shareholders of ERSA, which then changed its name to CPFL Renováveis and that you accounted for the transaction as a reverse acquisition. Please answer the following:

- Please provide us with the calculation that supports your ownership of 54.50% interest of CPFL Renováveis. In doing so, tell us the total number of shares issued by CPFL Renováveis, the number of shares you own and the number of shares owned by other shareholders. Also, tell us how the issuance of 913,475,299 new common shares by ERSA ties into your ownership. If control of CPFL Renováveis was completed in steps, please explain each step and provide us with your accounting and the basis for your accounting for each step.

- Please tell us the total amounts and types of consideration transferred by you to obtain your 54.50% interest in the combined entity. Please explain how the values assigned to such consideration were determined and allocated to the assets acquired and liabilities assumed. Please refer to paragraphs 59 through 65 of IFRS 3 and provide all of the disclosures required by those paragraphs.

- Please explain in detail why you believe this is a reverse acquisition. Refer to paragraph B19 of IFRS 3. Also, we note that you transferred R$733,413 as consideration. Please tell us how this factors into your accounting treatment.

5. Please tell us and disclose how you determined the fair value of the non-controlling interest in CPFL Renováveis at the acquisition date. Please provide all of the disclosures required by paragraph B64(o) of IFRS 3.

6. It appears that at December 31, 2011 you recognized the assets acquired and liabilities assumed in your acquisition of CPFL Renováveis primarily by recording increases in intangible concession assets and related deferred tax debits and shareholders' equity.

Please tell us what consideration you gave to recognizing other identifiable assets acquired and liabilities assumed. For example, we note it does not appear from your disclosures that you recognized any amounts relating to the fair value of receivables, property, plant and equipment, leases, fair value of debt, customer relationships, etc. Please refer to paragraphs 10 through 13, 22 through 28 and B28 through B40 of IFRS 3.

7. We note your disclosure in Note 12.4 to your June 30, 2012 financial statements included in your Form 6-K, filed August 7, 2012, that pursuant to a shareholders' agreement of CPFL Renováveis, in the event that the indirect subsidiary fails to go public in an initial public offering with two years after the date of signing the agreement, up to August 24, 2013, all of the non-controlling shareholders of CPFL Renováveis are entitled to sell their shares to you or to any third party nominated by you. You disclose that you have an obligation to purchase such shares by paying in cash, your shares or a combination of cash and shares. Please provide us with additional information including the specific terms of this agreement. Please also tell us how you are accounting for this agreement and the basis in IFRS for your accounting. Please refer to IAS 32 and IFRS 9.

8. We note that the financial statements of CPFL Renováveis have been consolidated in your financial statements since August 1, 2011. We further note your disclosure at the bottom of page 15 that the ERSA transaction was ratified by your shareholders on December 19, 2011. We also note at the bottom of page F-9 in the description of Stage 3 that this merger of SMITA and ERSA was approved on August 24, 2011. Please clarify exactly what was ratified by shareholders on December 19, 2011 and who approved the transaction on August 24, 2011. Please also provide your basis under IFRS for consolidating the entity on August 1, 2011, prior to receiving these approvals.

9. We note your disclosure of net operating revenue, income from the electric energy service and net profit of CPFL Renováveis if the acquisition date had been January 1, 2011. Please clarify whether these amounts include revenues, income and net profit for Jantus and Santa Luzia as if they had been acquired on January 1, 2011. If so, please clarify your disclosure to state that. If not, please disclose the revenue and profit or loss of Jantus and Santa Luzia as though the acquisitions occurred on January 1, 2011. Refer to paragraph (q)(ii) of IFRS 3.

10. We note your disclosure in Note 12.4 to your June 30, 2012 financial statements included in your Form 6-K, filed August 7, 2012, that your acquisition of CPFL Renováveis is still in the measurement period. Please tell us and disclose whether at December 31, 2011 the initial accounting for this business combination was incomplete. If so, please provide all of the disclosures required by paragraph B67 of IFRS 3.

Note (30) Segment Information, page F-67

11. We note your disclosure in Note 2.6 that due to your association with ERSA (CPFL Renováveis) and the acquisition of the Jantus shares you revised your segment

presentation effective August 1, 2011 and created the renewable generation operating segment.  We also note based on the third paragraph on page 58 and the table at the bottom of page 59 that you consider the renewable generation operating segment to be a reportable segment.  Please tell us why you did not restate your segment information for earlier periods in accordance with paragraph 29 of IFRS 8.  We expect prior periods presented for the renewable generation segment to include the assets and operations transferred by CPFL Geracão and CPFL Brasil to SMITA as part of the ERSA business combination.  Please also tell us why you have provided two different sets of segment information for fiscal year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding our comments.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc:     Lorival Luz, Chief Financial Officer
        Antonio Carlos Bassalo, Accounting Director
        Sergio Felice, Accounting Manager
        CPFL Energia, S.A.